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ANNUAL ~~AUDITED REPORT~~ ~~FORM X-17A-5~~ PART III

SEC FILE NUMBER
8-44868

SEC MAIL PROCESSING Received FEB 28 2018 WASH, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BHIRUD ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 THORNDAL CIRCLE, SUITE 205
(No. and Street)

DARIEN	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SURESH L. BHIRUD - PRESIDENT 203-662-6659
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY, NEE, BUCK & OSWALD, LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE, SUITE B20	BETHLEHEM	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Suresh L. Bhirud, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BHIRUD ASSOCIATES, INC., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

SUSAN M. BHIRUD
NOTARY PUBLIC
COMMISSION EXPIRES JULY 31, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BHIRUD ASSOCIATES, INC.

(SEC I.D. No. 8-44868)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2017

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS

Bhirud Associates, Inc.

TABLE OF CONTENTS

6 Thorndal Circle, Suite 205
Darien, CT 06820

TEL (203) 662-6659
FAX (203) 621-2240
suresh@bhirud.com

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Bhirud Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bhirud Associates, Inc. as of December 31, 2017, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes and Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (collectively referred to as the financial statements).. In our opinion, the financial statements present fairly, in all material respects, the financial position of Bhirud Associates, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bhirud Associates, Inc.'s management. Our responsibility is to express an opinion on Bhirud Associates, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bhirud Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Bhirud Associates, Inc.'s financial statements. The supplemental information is the responsibility of Bhirud Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

We have served as Bhirud Associates, Inc.'s auditor since 2017.

Bethlehem, Pennsylvania

February 23, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

BHIRUD ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	33,819
Marketable securities, at fair value		21,587
Prepaid expense		1,400
Property and equipment, net of accumulated depreciation of $27,300		9,230
Total Assets	$	66,036

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	4,646
Total Liabilities		4,646
Stockholder's Equity:		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		30,000
Additional paid-in capital		107,277
Accumulated (deficit)		(75,887)
Total Stockholder's Equity		61,390
Total Liabilities and Stockholder's Equity	$	66,036

See Independent Accountants' Report and Accompanying Notes

BHIRUD ASSOCIATES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:	
Fee income	184,447
Gain on securities	4,078
Interest & Dividend income	21
Total Revenue	188,546
Expenses:	
Officer's compensation	60,000
Dues and subscriptions	18,618
Salaries & wages	32,480
Payroll taxes and employee benefits	18,654
Travel and automobile	18,903
Rents	5,300
Meals and entertainment	11,377
Office supplies and expenses	8,217
Telephone	3,456
Professional fees	4,546
Insurance	2,638
Regulatory fees	2,857
Depreciation	2,862
Total Expenses	189,908
Net income	$ (1,362)

See Independent Accountants' Report and Accompanying Notes

BHIRUD ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-In Capital	Accumulated (deficit)	Total Stockholder's Equity
Balance, January 1, 2017	$ 30,000	$ 112,277	$ (74,525)	$ 67,752
Dividend Distribution		(5,000)		(5,000)
Net income	-	-	(1,362)	(1,362)
Balance, December 31, 2017	$ 30,000	$ 107,277	$ (75,887)	$ 61,390

See Independent Accountants' Report and Accompanying Notes

BHIRUD ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows Provided By Operating Activities:	
Net Loss	$ (1,362)
Adjustment to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Depreciation expense	2,862
Gain on Markatable securities	(4,078)
Decrease in prepaid expense	(311)
Increase in accounts payable and accrued expenses	(7,229)
Net Cash used by Operating Activities	(10,118)
Cash Flows used by Investing Activities	
Securities Purchased	(7,228)
Cash Flows fom Financing Activities	
Dividend Distributions	(5,000)
Net Decrease In Cash	(22,346)
Cash, January 1, 2017	56,165
Cash, December 31, 2017	$ 33,819

See Independent Accountants' Report and Accompanying Notes

1. ORGANIZATION AND NATURE OF BUSINESS

Bhirud Associates, Inc., (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC).

The company is registered as a broker dealer with FINRA and the SEC. The company is also registered as an investment advisor with the state of Connecticut. The Company's main business is supplying "Macroeconomic Equity Research" services to institutional clients.

The Company acted as a broker-dealer and was exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) and is not responsible for compliance with Section 4(c) of Regulations T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by the clearing firm.

The Company, during 2017, was engaged as a securities broker-dealer and investment advisor, and limited its business to receiving payments under the soft dollar arrangements.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Fee Income - Fees are for research services as these services are provided on both an ongoing and on a demand basis. The Company bills for these fees as they are earned.

Securities Sales

During the year ended December 31, 2017, the Company had a net gain (realized and unrealized) on securities of $ 4,078

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Valuation and Fair Value Measurements

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes the inputs to valuation methods. The three levels of input are:

Level 1
Unadjusted quoted prices in active markets that the Company has the ability to access for identical assets or liabilities.

Level 2
Observable inputs other than quoted prices included in Level 1. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar (but not identical) instruments, and similar data.

Level 3
Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about what a market participant would use in valuing the asset or liability, based on the best information available.

As of December 31, 2017, the Company did not own any securities that could be classified as either "level 2" or "level 3." All securities owned are "level 1", as described above, and were valued at readily available quoted market prices.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and research services.

Property and Equipment

Property and equipment is stated at cost and is depreciated over the estimated useful lives of the assets.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $47,522 which was $42,522 in excess of the amount required.

4. LEASE

The Company on August 15, 2017 entered into a one year renewable lease with the landlord, with monthly rent of $500 per month. The Company has to give two months' notice if the Company wants to move from the premises.

5. INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits.

6. CONTINGENCIES

The company is no longer engaged in trading and brokerage activities on an agency basis through a clearing broker. The company currently has no external advisory accounts. The company is less exposed to risk other than that of attrition of its institutional research clients. The risk of default depends on the sudden and unexpected loss of significant existing institutional clients who pay for research services provided.

7. FAIR VALUE

The Company's financial instruments approximate fair value.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 23, 2018, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Schedule I

BHIRUD ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

NET CAPITAL:	
Total stockholder's equity	$ 61,390
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expense	(1,400)
Property and equipment, net	(9,230)
Net capital before haircuts on securities positions	50,760
Haircuts on securities positions	(3,238)
Undue concentration	-
Net Capital	$ 47,522
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 4,646
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 310
Minimum net capital required	$ 5,000
Excess net capital	$ 42,522
Net capital less greater of 10% of total AI or 120% of min. net capital	$ 41,522
Percentage of aggregate indebtedness to net capital is	10%

The above computation agrees with the December 31, 2017 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Bhirud Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5(d), in which (1) Bhirud Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bhirud Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii)) (exemption provisions) and (2) Bhirud Associates, Inc. stated that Bhirud Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bhirud Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bhirud Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee,Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 23, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

Bhirud Associates, Inc.

Assertions Regarding Exemption Provisions

We, as members of management of Bhirud Associates, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

Bhirud Associates, Inc.

By: ____________________

Suresh Bhirud, President

February 23, 2018

6 Thorndal Circle, Suite 205
Darien, CT 06820

TEL (203) 662-6659
FAX (203) 621-2240
suresh@bhirud.com